UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MICHAEL BAKER CORPORATION

(Name of Subject Company)

CDL ACQUISITION CO. INC.

successor by merger to Project Steel Merger Sub. Inc., and

a direct wholly owned subsidiary of

INTEGRATED MISSION SOLUTIONS, LLC

(Names of Filing Persons—Offeror)

Common Capital Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

057149106

(Cusip Number of Class of Securities)

Thomas J. Campbell

c/o D.C. Capital Partners, L.L.C.

11 Canal Center Plaza, Suite 350

Alexandria, VA 22314

(202) 737-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kevin J. Lavin

J. Matthew Owens

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, D.C. 20004

(202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$396,925,555.50	$54,140.65

*	Estimated for purposes of calculating the filing fee only. This amount is calculated based on the offer to purchase at a purchase price of $40.50 cash per share all shares of common capital stock of the subject company, which represents (1) 9,684,631 shares of common capital stock of the subject company, other than those shares held by Michael Baker Corporation, Integrated Mission Solutions, LLC and CDL Acquisition Co. Inc. and their wholly owned subsidiaries, and (2) 116,000 shares of common capital stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans. The foregoing share figures have been provided by the subject company to the offerors and are as of September 5, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54,140.65	Filing Party:	Integrated Mission Solutions, LLC CDL Acquisition Co. Inc.
Form or Registration No.	Schedule TO	Date filed:	September 9, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on September 9, 2013 and is filed by (1) CDL Acquisition Co. Inc., a Pennsylvania corporation (“Purchaser”), which is the successor by merger to Project Steel Merger Sub, Inc., a Delaware corporation, and a direct wholly owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”) and (2) IMS. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common capital stock, par value $1.00 per share (the “Shares”) of Michael Baker Corporation, a Pennsylvania corporation (“Baker”), at a price of $40.50 per Share in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Monday, October 7, 2013 (which was the end of the day on October 7, 2013). The Depositary has advised us that approximately 8,264,809 Shares were validly tendered and not validly withdrawn (including 177,582 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 85.3% of the outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for payment in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and IMS will own a sufficient number of Shares for Purchaser to approve the Merger without the approval of the other shareholders of Baker. Accordingly, Purchaser and IMS intend to effect a “short- form” merger in which Purchaser is merged with and into Baker, with Baker surviving the Merger and continuing as an indirect wholly-owned subsidiary of IMS. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by IMS, Purchaser, or Baker (or any of their respective subsidiaries) immediately prior to the effective time of the Merger, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be cancelled and cease to exist. In addition, upon completion of the Merger, the common stock of Baker will cease to be traded on the NYSE.

On October 8, 2013, IMS and Baker issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Items 1 through 9 and 11.

The information under the sub-heading “—Legal Proceedings” in Section 15 – “Certain Legal Matters; Regulatory Approvals” on page 41 of the Offer to Purchase is hereby amended by adding the following:

“On October 4, 2013, the STF Complaint was voluntarily withdrawn by the purported Shareholder.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(1)(J)	Joint Press Release of Integrated Mission Solutions, LLC and Michael Baker Corporation, dated October 8, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2013

INTEGRATED MISSION SOLUTIONS, LLC

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

CDL ACQUISITION CO. INC.

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated September 9, 2013*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on September 9, 2013*

(a)(1)(G)	Press Release issued July 29, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 29, 2013)

(a)(1)(H)	Press Release issued August 30, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(a)(1)(I)	Press Release issued September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on September 5, 2013)

(a)(1)(J)	Joint Press Release of Michael Baker Corporation and Integrated Mission Solutions, LLC, dated October 8, 2013

(b)(1)	Debt Commitment Letter, dated July 29, 2013, between Integrated Mission Solutions, LLC and Jefferies Finance LLC (incorporated by reference to Exhibit 6 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on July 29, 2013)

(b)(2)	Equity Commitment Letter, dated July 29, 2013, between Thomas J. Campbell and Integrated Mission Solutions, LLC (incorporated by reference to Exhibit 5 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on July 29, 2013)

(d)(1)	Agreement and Plan of Merger, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 14, 2013)

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated August 30, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(d)(3)	Facilitation Agreement, dated July 29, 2013 among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. and Thomas J. Campbell (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 30, 2013)

(d)(4)	Confidentiality Agreement, dated as of January 31, 2013, between Michael Baker Corporation and Gladiator Holdco LLC (now Integrated Mission Solutions, LLC) (incorporated by reference to Exhibit 99.5 to Amendment No. 2 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on February 7, 2013)

*	Previously filed.